FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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Contact: Liraz Kalif / Kevin Mannix
              Teva Investor Relations
              (011) 972-3-926-7281 / (215) 591-8912

FOR IMMEDIATE RELEASE

COURT OF APPEALS AFFIRMS TEVA'S GENERIC ZOCOR® EXCLUSIVITY

Jerusalem, Israel, November 14, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Court of Appeals for the Federal Circuit affirmed a May 1, 2006 decision by the District Court awarding the Company 180-day exclusivity for its generic version of Merck's Zocor® (Simvastatin) Tablets.

On June 23, 2006, Teva received final approval from the FDA to market its Simvastatin Tablets, 5 mg, 10 mg, 20 mg, and 40 mg and immediately commenced shipment of these products. As the first company to file an ANDA containing a paragraph IV certification for these strengths, Teva was eligible to receive 180-day Hatch-Waxman statutory exclusivity to market these products. Teva's exclusivity will run through December 20, 2006.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                   Name: Dan Suesskind
                                   Title: Chief Financial Officer

Date: November 14, 2006